UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  3)

BIOCRYST PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09058V-10-3
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,146,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,146,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,146,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,146,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.3 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned along with shares of Common Stock that may be acquired upon the exercise of Warrants as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 38,331,303 shares outstanding as reported on the Company’s SEC Form 10-Q filed on May 8, 2009. Such percentage figures are calculated on the basis that the Warrants owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Warrants are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros Investments, L.P.	34,046	0.1%
Baker Bros. Investments II, L.P.	40,805	0.1%
Baker/Tisch Investments, L.P.	17,241	0.0%
667, L.P.	1,946,741	4.9%
Baker Brothers Life Sciences, L.P.	4,951,676	12.4%
14159, L.P.	156,439	0.4%
Total	7,146,948	17.9%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Stephen R. Biggar, an employee of Baker Bros. Advisors, LLC, is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of
		Shares	Transaction	Price / Share

Baker Tisch Investments, L.P.	5/28/2009	1,651	Sale	4.4535
Baker Bros. Investments, L.P.	5/28/2009	3,260	Sale	4.4535
Baker Bros. Investments II, L.P.	5/28/2009	2,914	Sale	4.4535
667, L.P.	5/28/2009	38,710	Sale	4.4535
Baker Brothers Life Sciences, L.P.	5/28/2009	84,619	Sale	4.4535
14159, L.P.	5/28/2009	2,597	Sale	4.4535
Baker Tisch Investments, L.P.	5/28/2009	2,975	Sale	4.5041
Baker Bros. Investments, L.P.	5/28/2009	5,875	Sale	4.5041
Baker Bros. Investments II, L.P.	5/28/2009	5,253	Sale	4.5041
667, L.P.	5/28/2009	69,762	Sale	4.5041
Baker Brothers Life Sciences, L.P.	5/28/2009	152,494	Sale	4.5041
14159, L.P.	5/28/2009	4,677	Sale	4.5041
Baker Tisch Investments, L.P.	5/29/2009	402	Sale	4.3013
Baker Bros. Investments, L.P.	5/29/2009	792	Sale	4.3013
Baker Bros. Investments II, L.P.	5/29/2009	708	Sale	4.3013
667, L.P.	5/29/2009	9,409	Sale	4.3013
Baker Brothers Life Sciences, L.P.	5/29/2009	20,567	Sale	4.3013
14159, L.P.	5/29/2009	631	Sale	4.3013
Baker Tisch Investments, L.P.	5/29/2009	2,065	Sale	4.1228
Baker Bros. Investments, L.P.	5/29/2009	4,079	Sale	4.1228
Baker Bros. Investments II, L.P.	5/29/2009	3,647	Sale	4.1228
667, L.P.	5/29/2009	48,438	Sale	4.1228
Baker Brothers Life Sciences, L.P.	5/29/2009	105,881	Sale	4.1228
14159, L.P.	5/29/2009	3,249	Sale	4.1228
Baker Tisch Investments, L.P.	6/1/2009	2,157	Sale	3.8641
Baker Bros. Investments, L.P.	6/1/2009	4,259	Sale	3.8641
Baker Bros. Investments II, L.P.	6/1/2009	3,808	Sale	3.8641
667, L.P.	6/1/2009	50,574	Sale	3.8641
Baker Brothers Life Sciences, L.P.	6/1/2009	110,557	Sale	3.8641
14159, L.P.	6/1/2009	3,392	Sale	3.8641
Baker Tisch Investments, L.P.	6/1/2009	835	Sale	3.8850
Baker Bros. Investments, L.P.	6/1/2009	1,649	Sale	3.8850
Baker Bros. Investments II, L.P.	6/1/2009	1,475	Sale	3.8850
667, L.P.	6/1/2009	19,585	Sale	3.8850
Baker Brothers Life Sciences, L.P.	6/1/2009	42,814	Sale	3.8850
14159, L.P.	6/1/2009	1,314	Sale	3.8850

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company.  Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material To Be Filed as Exhibits.

Exhibit 1	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2009
By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker